SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)
(Amendment No. 2)*

MOLEX INCORPORATED

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

608554101

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn:  Raffaele G. Fazio

(316) 828-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608554101		13D

1.	Names of Reporting Persons Koch Industries, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,984,027 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,984,027 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (2)

14.	Type of Reporting Person CO

(1)

Pursuant to the Voting Agreements described in Item 4, Koch Industries, Inc. may be deemed to have beneficial ownership of 30,895,875 shares of Common Stock, par value $0.05 per share (“Molex Common Stock”), and 88,152 shares of Class B Common Stock, par value $0.05 per share (“Molex Class B Common Stock”), of Molex Incorporated.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Koch Industries, Inc. that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)

Based on 95,560,076 shares of Molex Common Stock outstanding on August 1, 2013 as set forth in Molex’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 plus 88,152 shares of Molex Class B Common Stock, which are convertible, on a one for one basis, into Molex Common Stock any time at the option of the holder of the Molex Class B Common Stock.

CUSIP No. 608554101		13D

1.	Names of Reporting Persons Koch Connectors, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,984,027 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,984,027 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (2)

14.	Type of Reporting Person CO

(1)

Pursuant to the Voting Agreements described in Item 4, Koch Connectors, Inc. may be deemed to have beneficial ownership of 30,895,875 shares of Molex Common Stock and 88,152 shares of Molex Class B Common Stock.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Koch Connectors, Inc. that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)

Based on 95,560,076 shares of Molex Common Stock outstanding on August 1, 2013 as set forth in Molex’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 plus 88,152 shares of Molex Class B Common Stock, which are convertible, on a one for one basis, into Molex Common Stock any time at the option of the holder of the Molex Class B Common Stock.

CUSIP No. 608554101	13D

EXPLANATORY NOTE:  This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.05 per share (“Molex Common Stock”), and Class B Common Stock, par value $0.05 per share (“Molex Class B Common Stock”) of Molex Incorporated, a Delaware corporation (“Molex”).  The principal executive offices of Molex are located at 2222 Wellington Court, Lisle, Illinois 60532.  This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to Molex on September 19, 2013, as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed on October 15, 2013 (as amended and supplemented, the “Schedule 13D”).  Only the amended and supplemented items of the Schedule 13D are set forth in this Amendment No. 2.  All capitalized terms used, but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by restating the second paragraph of that section as follows:

With respect to the transactions contemplated by the Merger Agreement, the Reporting Persons estimate that the amount of funds necessary to complete the transaction is approximately $7.2 billion, which includes the funds necessary to acquire all outstanding Molex Common Stock, Molex Class A Common Stock (as defined below) and Molex Class B Common Stock, and cancel all stock options and restricted stock awards of Molex plus transaction expenses.  Merger Sub will obtain the funds for the purchase of the stock and options in the transaction and transaction expenses from Koch and certain of its subsidiaries.  Molex Electronic Technologies, LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of Koch (“Molex Electronic”), plans to obtain a portion of the funds to be provided to Merger Sub by borrowing under its $2.26 billion senior unsecured revolving credit facility pursuant to the terms of that certain Credit Agreement, dated as of November 20, 2013 (the “Credit Agreement”), by and among Molex Electronic, as borrower, the lenders party thereto, the L/C Issuers (as defined therein) and JPMorgan Chase Bank, N.A. as administrative agent.  The foregoing description of the Credit Agreement is not complete and is qualified in its entirety by reference to the Credit Agreement, which is filed as Exhibit 4 hereto and incorporated herein by reference.  Koch plans to obtain the remainder of the funds to be provided to Merger Sub from Koch’s available cash and cash equivalents.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description
4

Credit Agreement dated as of November 20, 2013, by and among Molex Electronic Technologies, LLC, the lenders party thereto, the L/C Issuers (as defined therein) and JPMorgan Chase Bank, N.A., as administrative agent.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 22, 2013

KOCH INDUSTRIES, INC.

By:	/s/ Mark V. Holden
Name:	Mark V. Holden
Title:	Senior Vice President, General Counsel & Secretary

KOCH CONNECTORS, INC.

By:	/s/ Raffaele Fazio
Name:	Raffaele Fazio
Title:	Vice President

[Signature Page to Amendment No.2 to Schedule 13D]